Via Facsimile and U.S. Mail
Mail Stop 6010

April 30, 2008

Mr. William Caldwell
Chief Executive Officer
Advanced Cell Technology, Inc.
1201 Bay Harbor Parkway
Alameda, CA 94502

Re: Advanced Cell Technology, Inc.
Item 4.02 Form 8-K
Filed March 27, 2008
File No. 000-50295

Dear Mr. Caldwell:

We have completed our review of your Item 4.02 disclosure as provided in Form 8-K filed on March 27, 2008 and have no further comment at this time.

Sincerely,

Kei Ino
Staff Accountant